UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935.

For the quarterly period ended June 30, 2005

SCANA Corporation
(Name of registered holding company)

1426 Main Street, Columbia, South Carolina 29201
(Address of principal executive offices)

Table of Contents

Item No.	Title	Page

1	Organization Chart	2
2	Issuances and Renewals of Securities and Capital Contributions	3
3	Associate Transactions	3
4	Summary of Aggregate Investment	5
5	Other Investments	6
6	Financial Statements and Exhibits	7

ITEM 1 - ORGANIZATION CHART

Name	Energy			Percentage
of	or	Date	State	of Voting
Reporting	Gas - related	of	of	Securities	Nature of
Company	Company	Organization	Organization	Held	Business

SCANA Corporation (a)
SCANA Resources, Inc.	Energy	September 8, 1987	South Carolina	100%	Renders energy management services

South Carolina Electric & Gas Company (b)
SC Coaltech No. 1 LP	Energy	April 7, 2000	Delaware	40%	Production and sale of synthetic fuel
Coaltech No. 1 LP	Energy	March 7, 1997	Delaware	25%	Production and sale of synthetic fuel

SCANA Energy Marketing, Inc.	Energy	June 30, 1987	South Carolina	100%	Markets natural gas

ServiceCare, Inc.	Energy	September 30, 1994	South Carolina	100%	Provides service contracts on home appliances
					and heating and air conditioning units

Primesouth, Inc.	Energy	August 25, 1986	South Carolina	100%	Renders power plant management and maintenance and other services

Public Service Company of North Carolina,
Incorporated (b)
Clean Energy Enterprises, Inc.	Energy	December 30, 1994	North Carolina	100%	Sells, installs and services compressed natural
					gas conversion equipment

PSNC Blue Ridge Corporation	Energy	August 31, 1992	North Carolina	100%	Renders energy management services

PSNC Cardinal Pipeline Company	Energy	December 1, 1995	North Carolina	100%	Transportation of natural gas

SCG Pipeline, Inc.	Energy	April 10, 2001	South Carolina	100%	Transportation of natural gas

Cogen South LLC	Energy	June 1, 1996	Delaware	50%	Operates boilers and turbines at a cogeneration facility

South Carolina Pipeline Corporation	Energy	September 9, 1977	South Carolina	100%	Purchases, sells and transports natural gas

SCANA Corporate Security Services, Inc.	Energy	March 19, 2004	South Carolina	100%	Renders technical, operational and management services

(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies.
(b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

		Principal	Issue		Person to	Collateral	Consideration
		Amount of	or	Cost of	Whom Security	Given with	for Each
Company Issuing Security	Type of Security Issued	Security	Renewal	Capital	Was Issued	Security	Security

None

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

South Carolina Electric & Gas Company	SC Coaltech No. l LP	$3,160,000
South Carolina Electric & Gas Company	Coaltech No. l LP	$1,236,743

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company	Associate Company	Types of Services	Direct Costs	Indirect	Cost of	Total Amount
Rendering Services	Receiving Services	Rendered	Charged	Costs Charged	Capital	Billed

SC Coaltech No. 1 LP	South Carolina Electric & Gas Company	Synthetic fuel sales	$42,787,893	-	-	$42,787,893
Coaltech No. 1 LP	South Carolina Electric & Gas Company	Synthetic fuel sales	$20,026,658	-	-	$20,026,658
SCG Pipeline, Inc.	SCANA Energy Marketing, Inc.	Gas transportation	$2,055,569	-	-	$2,055,569
SCG Pipeline, Inc.	South Carolina Pipeline Corporation	Gas services	$59	-	-	$59
South Carolina Pipeline Corporation	South Carolina Electric & Gas Company	Gas sales and construction	$87,511,374	$3,060	-	$87,514,434
South Carolina Pipeline Corporation	SCG Pipeline, Inc.	Operation of pipeline	$223,225	$16,486	-	$239,711
South Carolina Pipeline Corporation	ServiceCare, Inc.	Administrative	$283	-	-	$283
South Carolina Pipeline Corporation	Public Service Company of North
	Carolina, Incorporated	Administrative	$700	-	-	$700
South Carolina Pipeline Corporation	SCANA Energy Marketing, Inc.	Software	$1,929	-	-	$1,929
SCANA Energy Marketing, Inc.	South Carolina Pipeline Corporation	Software	$9,233	-	-	$9,233
SCANA Energy Marketing, Inc.	Public Service Company of North
	Carolina, Incorporated	Software	$4,825	-	-	$4,825
SCANA Energy Marketing, Inc.	South Carolina Electric & Gas Company	Gas sales, office rent and maintenance	$24,967,626	-	-	$24,967,626
Primesouth, Inc.	South Carolina Electric & Gas Company	Management and operation	$1,317,868	-	-	$1,317,868

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company	Reporting Company	Type of Services	Direct Costs	Indirect	Cost of	Total Amount
Rendering Services	Receiving Services	Rendered	Charged	Costs Charged	Capital	Billed

South Carolina Electric & Gas Company	SC Coaltech No.1 LP	Coal sales & handling	$45,041,272	-	-	$37,375,417
South Carolina Electric & Gas Company	Coaltech No. 1 LP	Coal sales & handling	$21,167,591	-	-	$16,853,730
South Carolina Electric & Gas Company	Primesouth, Inc.	Office space rental	$3,581	-	-	$3,561
South Carolina Electric & Gas Company	SCG Pipeline, Inc.	Administrative	$9,348	-	-	$9,348
South Carolina Electric & Gas Company	ServiceCare, Inc.	Office space rental & maintenance	$6,750	-	-	$6,750
SCANA Services, Inc.	Primesouth, Inc.	Administrative	$934,029	-	-	$879,573
SCANA Services, Inc.	SCG Pipeline, Inc.	Administrative & interest	$223,083	$39,985	-	$263,065
SCANA Services, Inc.	South Carolina Pipeline Corporation	Administrative & interest	$4,384,384	$1,129,970	-	$5,514,354
SCANA Services, Inc.	SCANA Energy Marketing, Inc.	Administrative & interest	$6,762,026	$1,924,396	$29,403	$8,715,825
SCANA Services, Inc.	ServiceCare, Inc.	Administrative & interest	$219,433	$84,062	-	$303,495
Public Service Company of North
Carolina, Incorporated	SCANA Energy Marketing, Inc.	Gas sales & administrative	$101,893	-	-	$10,580,371
Public Service Company of North
Carolina, Incorporated	ServiceCare, Inc.	Customer billing charge	$12,960	-	-	$12,960
SCANA Energy Marketing, Inc.	South Carolina Pipeline Corporation	Administrative	-	$9,233	-	$9,233

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in energy-related companies:
Total consolidated capitalization as of June 30, 2005 (A)	$6,246,322		Line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)	936,948		Line 2
Greater of $50 million or line 2		$936,948	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business category 1	-
Energy-related business category 2	-
Energy-related business category 3	-
Energy-related business category 4	-
Energy-related business category 5	-
Energy-related business category 6 (B)	2,776
Energy-related business category 7 (C)	1
Energy-related business category 8	-
Energy-related business category 9 (D)	30,844
Energy-related business category 10	-
Total current aggregate investment		$33,621	Line 4

Difference between the greater of $50 million or
15% of capitalization and the total aggregate
investment of the registered holding company
system (line 3 less line 4)		$903,327	Line 5

Investments in gas-related companies:
Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business category 1		-
Gas-related business category 2		-
Total current aggregate investment

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCANA Corporate Security, Inc.

(D) Consists of investment in SCG Pipeline, Inc.

ITEM 5 - OTHER INVESTMENTS
(Dollars in Thousands)

Major line of energy-	Other investment in	Other investment in	Reason for difference
related business	last U-9C-3 report	this U-9C-3 report	in Other Investment

Energy-related business category 1
SCANA Resources, Inc.	$477	$418	Net loss of subsidiary.

PSNC Blue Ridge Corporation	$6,233	$6,112	Other comprehensive income (loss)
			from derivatives, payment of
			dividends and net earnings of
			subsidiary.
Energy-related business category 3
Clean Energy Enterprises, Inc.	$397	$399	Net earnings of subsidiary.

Energy-related business category 4
ServiceCare, Inc.	$6,147	$6,874	Net earnings of subsidiary.

Energy-related business category 5
SCANA Energy Marketing, Inc.	$42,955	$43,520	Other comprehensive income (loss)
			from derivatives and net earnings
			of subsidiary.
Energy-related business category 6
Cogen South LLC	$10,801	$9,338	Net earnings of investment, offset
			by distributions received.

Energy-related business category 7
Primesouth, Inc.	$17,693	$19,177	Net earnings of subsidiary, offset
			by dividends declared.

Energy-related business category 9
PSNC Cardinal Pipeline Company	$14,645	$14,674	Net earnings of subsidiary, offset by
			repayment of advance.

South Carolina Pipeline Corporation	$215,360	$216,013	Net earnings of subsidiary, offset
			by dividends declared.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Exhibit	A-1	SC Coaltech No. 1 LP Balance Sheet as of June 30, 2005 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit	A-2	SC Coaltech No. 1 LP Income Statement for the Periods ended June 30, 2005-
filed under confidential treatment pursuant to Rule 104(b)
Exhibit	B-1	SCANA Resources, Inc. Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	B-2	SCANA Resources, Inc. Income Statement for the Periods ended June 30, 2005-
filed under confidential treatment pursuant to Rule 104(b)
Exhibit	C-1	SCANA Energy Marketing, Inc. Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	C-2	SCANA Energy Marketing, Inc. Income Statement for the Periods ended June 30, 2005-
filed under confidential treatment pursuant to Rule 104(b)
Exhibit	D-1	ServiceCare, Inc. Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	D-2	ServiceCare, Inc. Income Statement for the Periods ended June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	E-1	Primesouth, Inc. Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	E-2	Primesouth, Inc. Income Statement for the Periods ended June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	F-1	Clean Energy Enterprises, Inc. Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	F-2	Clean Energy Enterprises, Inc. Income Statement for the Periods ended June 30, 2005-
filed under confidential treatment pursuant to Rule 104(b)
Exhibit	G-1	PSNC Blue Ridge Corporation Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	G-2	PSNC Blue Ridge Corporation Income Statement for the Periods ended June 30, 2005
2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	H-1	SCG Pipeline, Inc. Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	H-2	SCG Pipeline, Inc. Income Statement for the Periods ended June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	I-1	Coaltech No. 1 LP Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	I-2	Coaltech No. 1 LP Income Statement for the Periods ended June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	J-1	Cogen South LLC Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	J-2	Cogen South LLC Income Statement for the Periods ended June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	K-1	PSNC Cardinal Pipeline Company Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	K-2	PSNC Cardinal Pipeline Company Income Statement for the Periods ended June 30,
2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	L-1	South Carolina Pipeline Corporation Balance Sheet as of June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)

Exhibit	L-2	South Carolina Pipeline Corporation Income Statement for the Periods ended
June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	M-1	SCANA Corporate Security Services, Inc. Balance Sheet as of June 30, 2005-filed
Under confidential treatment pursuant to Rule 104(b)
Exhibit	M-2	SCANA Corporate Security Services, Inc. Income Statement for the Period ended
June 30, 2005-filed under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit	N	Certificate of SCANA Corporation

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 17th day of August 2005.

SCANA Corporation
Registered holding company

By:	/s/James E. Swan, IV

James E. Swan, IV
(Name)

Controller
(Title)

August 17, 2005
(Date)

       Exhibit N

Certificate

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended March 31, 2005, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

South Carolina Public Service Commission
P. O. Box 11649
Columbia, SC 29211

North Carolina Utilities Commission
4325 Mail Service Center
Raleigh, NC 27699-4325

August 17, 2005	By:	/s/James E. Swan, IV
James E. Swan, IV
Controller
(principal accounting officer)